UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at July 3, 2007

Commission File Number: 001-33172

ENERGY METALS CORPORATION
(Translation of registrant's name into English)

#1238 - 200 Granville Street, Vancouver, British Columbia V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ ] Form 20-F [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [ x ]

EXHIBITS

99.1	Notice of Meeting and Management Information Circular respecting the proposed arrangement involving Energy Metals Corporation and Uranium One Inc.

99.2	Letter of Transmittal for registered holders of common shares of Energy Metals Corporation.

99.3	Proxy for Optionholders solicited by Management.

99.4	Proxy for Shareholders solicited by Management.

99.5	Consent and Certificate of Qualified Person – Art Ettlinger.

99.6	Consent of Ainsworth-Jenkins Holdings Inc.

99.7	Consent and Certificate of Qualified Person – Benjamin Ainsworth.

99.8	Consent of Blackstone and Associates Geological Consulting.

99.9	Consent of BRS Inc.

99.10	Consent and Certificate of Qualified Person – Douglas L. Beahm.

99.11	Consent of Dorado Minerals.

99.12	Consent and Certificate of Qualified Person – Dean Stucker.

99.13	Consent of Davis Wright Tremaine LLP.

99.14	Consent of GMP Securities L.P.

99.15	Consent and Certificate of Qualified Person – Gregory Myers.

99.16	Consent and Certificate of Qualified Person – Harold J. Hutson.

99.17	Consent and Certificate of Qualified Person – Robert E. Blackstone.

99.18	Consent of Stikeman Elliott LLP.

99.19	Consent of Victor J. Absolon of Mayfield Engineering Pty Limited.

99.20	Consent of K.F. Bampton of Ore Reserve Evaluation Services.

99.21	Consent of Peter Bartsch

99.22	Consent of Colin Bazeley of Mayfield Engineering Pty Limited.

99.23	Consent of Philip D. Bush of Mayfield Engineering Pty Limited.

99.24	Consent of Jean-Francois Couture of SRK Consulting (South Africa) (Pty) Limited.

99.25	Consent of Roger Dixon of SRK Consulting (South Africa) (Pty) Limited.

99.26	Consent of Dr. M. Harley formerly of SRK Consulting (South Africa) (Pty) Limited.

99.27	Consent of Glenn Jobling of Adelaide Control Engineering Pty Ltd.

99.28	Consent of Thomas C. Poole of Scott Wilson RPA (formerly Roscoe Postle Associates Inc.).

99.29	Consent of David W. Rennie of Scott Wilson RPA (formerly Roscoe Postle Associates Inc.).

99.30	Consent of H.G. Waldeck Pr.Eng of SRK Consulting (South Africa) (Pty) Limited.

99.31	Consent of C. Stewart Wallis, P.Geo of Scott Wilson RPA (formerly Roscoe Postle Associates Inc.).

99.32	Consent of M. Wanless of SRK Consulting (South Africa) (Pty) Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energy Metals Corporation
(Registrant)

Date: July 3, 2007	By:	/s/ Christine Thomson
Christine Thomson
Title: Corporate Secretary